July 7, 2006                                        Mayer, Brown, Rowe & Maw LLP
                                                                   1675 Broadway
VIA EDGAR AND UPS                                  New York, New York 10019-5820

Ms. Hanna Teshome                                        Main Tel (212) 506-2500
Division of Corporation Finance                          Main Fax (212) 262-1910
Securities and Exchange Commission                        www.mayerbrownrowe.com
100 F Street, N.E.
Washington, D.C. 20549                                              TERRY SCHIFF
                                                       Direct Tel (212) 506-2539
                                                       Direct Fax (212) 849-5539
                                                      tschiff@mayerbrownrowe.com

Re: CRUSADE MANAGEMENT LIMITED
    AMENDMENT NO. 2 TO FORM S-3
    FILE NO. 333-128920

Dear Ms. Teshome:

          This letter is submitted on behalf of Crusade Management Limited (the
"Registrant") in response to comments of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") on the Registrant's
Pre-Effective Amendment No. 1 to the registration statement on Form S-3 (the
"Registration Statement") as set forth in the letter to Michael H.S. Bowan, dated January 10, 2006.

          We are at this time, on behalf of the Registrant, submitting
Pre-Effective Amendment No. 2 to the Registration Statement ("Amendment No. 2")
electronically via Edgar. As well, we are enclosing three (3) hard copies of
Amendment No. 2. For your convenience, we have also enclosed three (3)
blacklined copies of Amendment No. 2, marked to indicate the changes that have been made in response to the staff's comments and other changes. Please note that we are also filing at this time, electronically via Edgar, the applicable
Form S-3 exhibits.

          For reference purposes, the exact text of the Commission's numbered comments in the January 10, 2006 letter has been reproduced in italics with the
Registrant's response indicated below each comment. Page number references in the Registrant's responses refer to the relevant pages of the blacklined copy of
Amendment No. 2. Capitalized terms used, but not defined herein, have the meanings set forth in Amendment No. 2.

General

     1.   Please note that our comments below refer to the blackline copy of amendment no. 1 of this Form S-3.

          We note that your comments below refer to the blackline copy of amendment no. 1 of this Form S-3.

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    Mayer, Brown, Rowe & Maw LLP operates in combination with our associated
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Mayer, Brown, Rowe & Maw LLP

July 7, 2006

Disclaimers with Respect to Sales to Non-U.S. Investors, page S-2
Disclaimers, page S-4

     2.   We note your response to our prior comments 3 and 4. Please provide us with supplemental support of the Australian law which requires these disclaimers.

          In relation to the SEC's prior comment 3, we have revised the prospectus supplement to delete this paragraph. Please see page S-3.

          In relation to the SEC's prior comment 4, we have been advised by
          Australian counsel that the Australian Prudential Regulatory
          Authority's relevant provision is AGN 120.1 paragraphs 3, 4 and 5 of the Australian prudential guidelines, which provides:

               "3.  Investors should be unambiguously informed in writing that:

                    (a) their investments do not represent deposits or other
                    liabilities of the ADI
                    [Australian Deposit-taking Institution];

                    (b) their investments can be subject to investment risk,
                    including possible delays in repayment and loss of income
                    and principal invested; and

                    (c) the ADI does not in any way stand behind the capital
                    value and/or performance of the securities issued, or assets held, by the SPV except to the extent permitted under APS
                    120 and associated Guidance Notes and as specified in the
                    documentation provided to investors.

               4. The above written disclosures should be conspicuously provided in any marketing document and in any paper or electronic document inviting investment. Any proposal to modify the requirements set out above is to be agreed with APRA. An ADI should ensure that any marketing or promotion of a scheme with which it is
               associated does not give any impression contrary to the
               disclosure requirements.

               5. Generally, disclosures in documents inviting investment should be included as a stand-alone item on the inside front cover of the documents. Where this conflicts with other statutory or regulatory requirements (e.g. Corporations Law), variations to the presentation of the disclosure should be agreed with APRA."

          We have been advised by Australian counsel that the disclaimers set forth on pages S-3 and S-4 of the prospectus supplement and page 2 of the prospectus have been included to be responsive to AGN 120.1, paragraphs 3, 4 and 5 of the Australian prudential guidelines.

Mayer, Brown, Rowe & Maw LLP

July 7, 2006

Credit Enhancements, page 43

Types of Enhancements, page 43

     3.   Please delete your reference to "credit support swaps" in the last bullet point of this section and throughout this document. Please refer to Item 1115 of Regulation AB for a description of permissible derivative products.

          We have revised the prospectus to delete these references. Please see page 40 and page 42.

          Please feel free to contact me at the above-referenced number or
Angela L. Clark at (212) 506-2375, if you have any questions regarding the foregoing, or you require any additional information. We would appreciate a prompt response to the foregoing.

                                        Sincerely,

                                        /s/ Terry Schiff
                                        ----------------------------------------
                                        Terry Schiff

cc: Max Webb
    Michael H.S. Bowan
    Roger Desmarchelier
    Angela L. Clark

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